EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

Benefits Committee
State Auto Insurance Companies Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-56336) on Form S-8 of State Auto Financial Corporation of our report dated June 21, 2016, with respect to the statements of net assets available for benefits of State Auto Insurance Companies Retirement Savings Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the State Auto Insurance Companies Retirement Savings Plan.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 21, 2016